

Mail Stop 7010

February 18, 2009

By U.S. Mail and Facsimile

Mr. W. Kim Foster
Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

> **Re:** **FMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 001-02376**

Dear Mr. Foster:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief